SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

GP Cellulose Group LLC

an indirect wholly-owned subsidiary of

Georgia-Pacific LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

Tye Darland

Senior Vice President – General Counsel

Georgia-Pacific LLC

133 Peachtree St. NE

Atlanta, Georgia 30303

(404) 652-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein

Bradley C. Faris

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,504,790,925.00	$205,253.48
*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 40,127,758 shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. at a purchase price of $37.50 per share. Such number of shares consists of (i) 39,528,015 shares of common stock issued and outstanding as of May 1, 2013, including 640,425 shares subject to forfeiture restrictions, repurchase rights, or other restrictions, and (ii) 599,743 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00013640 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $205,253.48	Filing Party: GP Cellulose Group LLC
Form or Registration No. Schedule TO	Date Filed: May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on May 15, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on May 20, 2013, Amendment No. 3 filed with the SEC on May 22, 2013 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on May 29, 2013 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on June 5, 2013, Amendment No. 6 filed with the SEC on June 11, 2013, Amendment No. 7 filed with the SEC on June 18, 2013, and this Amendment, the “Schedule TO”), which relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share, of Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), at a purchase price of $37.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Amendment is being filed on behalf of Georgia-Pacific and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as set forth below.

(1) The information set forth in the Offer to Purchase under the caption “Section 15. Certain Legal Matters—Antitrust Matters—Germany.” on page 69 of the Offer to Purchase, as previously amended and supplemented pursuant to Amendment No. 4, is hereby amended and supplemented by adding a new sentence as the last sentence under such caption, as set forth below.

“Georgia-Pacific received a grant of written approval from the FCO, declaring the Offer and the Merger authorized, on June 21, 2013.”

(2) The information set forth in the Offer to Purchase under the caption “Section 15. Certain Legal Matters—Antitrust Matters—Spain.” on pages 69-70 of the Offer to Purchase, as previously amended and supplemented pursuant to Amendment No. 4, is hereby amended and supplemented by adding a new sentence as the last sentence under such caption, as set forth below.

“Georgia-Pacific received a grant of written approval from the SCA, declaring the Offer and the Merger authorized, on June 19, 2013.”

(3) The information set forth in the Offer to Purchase under the caption “The Offer—17. Legal Proceedings,” as previously amended and restated pursuant to Amendment No. 1 and Amendment No. 3, is hereby amended and supplemented by adding a new paragraph as the last paragraph under such caption on page 70 of the Offer to Purchase as set forth below.

“On June 19, 2013, the Consolidated Complaint was dismissed without prejudice pursuant to a Stipulation and Order of Dismissal (the “Order”) filed by the parties and entered by the Delaware Court. The Order stipulates that each party to the Consolidated Complaint will bear its own costs and that no compensation has passed or been promised from any of the defendants to the plaintiffs or plaintiffs’ counsel.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP Cellulose Group LLC

By:	/s/ David G. Park
	Name:	David G. Park
	Title:	President

Georgia-Pacific LLC

By:	/s/ David G. Park
	Name:	David G. Park
	Title:	Senior Vice President of Strategy and Business Development

Date: June 21, 2013